SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 28, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Charlotte Hanneman to succeed Abhijit Bhattacharya as Philips’ Chief Financial Officer (CFO)", dated February 28, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on February 28, 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

February 28, 2024

Charlotte Hanneman to succeed Abhijit Bhattacharya as Philips’ Chief Financial Officer (CFO)

Proposal to appoint Ms. Hanneman as member of Philips’ Board of Management fulfilling the role of CFO per October 1, 2024

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the proposal to appoint Charlotte Hanneman as member of the Board of Management, fulfilling the role of Chief Financial Officer (CFO), effective October 1, 2024. The proposal will be submitted to the Annual General Meeting of Shareholders (AGM), to be held on May 7, 2024.

Ms. Hanneman will join Philips as a member of Philips’ Executive Committee on June 1, 2024, to start her induction and transition into the role, succeeding current CFO Abhijit Bhattacharya on October 1, 2024. Mr. Bhattacharya has been CFO and member of Philips’ Board of Management and Executive Committee since 2015 and will retire from the company after a successful 37-year career on September 30, 2024.

Ms. Hanneman (Dutch, 1978) will join Philips with over 20 years’ experience in the MedTech and pharmaceutical industries, most recently as Controller and Head of Financial Planning & Analysis at global medical technology company Stryker. In this current role, she is responsible for financial control, enterprise financial planning and analysis, and business development finance. She is also responsible for indirect procurement, and directly responsible for the finance teams across Europe, Middle East and Africa, Canada, and Latin America.

Prior to this, she held several international finance leadership roles at Stryker, and other multinational healthcare companies, including Merck, Schering-Plough and Organon. Ms. Hanneman has extensive experience working in the US and has lived in various countries across Asia and Europe. She holds a master’s degree in economics and an executive master of finance and control from Maastricht University, the Netherlands.

Roy Jakobs, CEO of Royal Philips said: “I would like to thank Abhijit for his significant contribution to the transformation of Philips into a health technology company. His dedication and leadership have made a major impact throughout his long 37-year career in the company. In the future, I will miss him for his character and the insight he brought to the boardroom, however, he will remain our CFO until the end of September, ensuring a smooth transition. On behalf of Philips’ Executive Committee, I wish him all the best in his future endeavors.”

“This is an exciting time for Charlotte to join Philips. Her strong MedTech and pharma knowledge spanning Europe, Asia, and the US, as well as her extensive finance experience, coupled with her energy and passion for the healthcare industry, make her an ideal fit for the role.”

Charlotte Hanneman, incoming CFO of Royal Philips, added: “Philips is on an exciting journey to create value with sustainable impact. With its global reach, market leadership positions, and patient- and people-focused innovation, Philips is well positioned to help deliver real change across healthcare. I am looking forward to joining the team to drive impact and continue to deliver on the plans and commitments set for the future.”

Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “On behalf of the Supervisory Board, I would like to thank Abhijit for all he has done for Philips over a long and illustrious career with the company and wish him the very best for the future. In welcoming Charlotte, we are broadening the diversity of the Board of Management while further deepening the industry expertise of the team to help drive the plan to create value with sustainable impact.”

Abhijit Bhattacharya, CFO of Royal Philips commented: “After serving Philips and leading great teams for many years, helping to shape the future of the company, the time is right for me to retire from the company in September. I am fully focused on delivering on Philips’ plan in the next six months and ensuring a seamless handover to Charlotte.”

Additional information on Philips’ Board of Management and Executive Committee can be found here.

For further information, please contact:

Philips External Relations
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 69,700 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.